Exhibit 99.1
STATS ChipPAC Announces Early Results of the
Tender Offer and Consent Solicitation for its Senior Notes
Singapore — 7/3/2008, United States — 7/3/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced the early results of the cash tender offer and consent solicitation in respect of its $150 million of 7.5% Senior Notes due 20101 (the “2010 Notes”) and its $215 million of 6.75% Senior Notes due 20112 (the “2011 Notes”) (collectively, the “Existing Notes”).
As of the Consent Deadline, on Wednesday, July 2, 2008, 5:00 p.m., New York City time, 98.09% of the principal amount of the 2010 Notes and 98.51% of the principal amount of the 2011 Notes have been validly tendered and the related consents have been validly delivered.
The price determination date for the tender offer and consent solicitation will be today, July 3, 2008, at or around 10:00 a.m., New York City time, and the tender offer will expire on Tuesday, July 22, 2008, at 5:00 p.m., New York City time, unless extended or earlier terminated.
Furthermore, the Company has elected not to exercise the early purchase option and therefore settlement is expected to be on the final settlement date on Wednesday, July 23, 2008.
The tender offer and consent solicitation in respect of each series of Existing Notes remains conditional upon, among other things, the Company obtaining adequate debt financing to fund the tender offer and consent solicitation and the proposed cash distribution on terms and conditions acceptable to it.
The terms and conditions of the tender offer and consent solicitation, including the Company’s obligation to accept and pay the applicable Total Consideration or the applicable Tender Consideration, as the case may be, for Existing Notes tendered, are set forth in the Company’s Offer to Purchase and Consent Solicitation Statement dated June 20, 2008 (the “Offer to Purchase”). The Company may amend, extend or terminate the tender offer and consent solicitation at any time.
The Company has appointed Credit Suisse and Deutsche Bank as the Dealer Managers and Lucid Issuer Services Limited as the Tender and Information Agent for the tender offer and consent solicitation. Requests for documents may be directed to the Tender and Information Agent: Yves Theis or Sunjeeve Patel, Tel: +44 20 7704 0880, Fax: +44 20 7067 9098, statschippac@lucid-is.com. Any questions or requests for assistance regarding the tender offer and consent solicitation may be directed to the Dealer Managers:

[1]	Common Codes / CUSIPs / ISINs: 022422669, 022422642, 022457241 / 85771TAD6, 85771TAE4, Y8162BAB1 / US85771TAD63, USY8162BAB19, US85771TAE47.

[2]	Common Codes / CUSIPs / ISINs: 020574089, 020563532, 021811157 / 85771TAA2, 85771TAC8, Y8162BAA3 / US85771TAA25, USY8162BAA36, US85771TAC80.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Credit Suisse Securities (Europe) Limited	Deutsche Bank AG, London Branch
Liability Management Group	Liability Management Group
Tel: + 44 20 7883 6748 (London)	Tel: + 44 20 7545 8011 (London)

Credit Suisse (Hong Kong) Limited	Deutsche Bank AG, Singapore Branch
Telephone: +852 2101 6000 (Hong Kong)	Tel: +65 6423 5342 (Singapore)

E-mail: liability.management@credit-suisse.com	E-mail: liability.management@db.com
No Offer to Purchase Existing Notes
This release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Existing Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and related materials. Holders of the Existing Notes should read the Offer to Purchase and related materials carefully prior to making any decision with respect to the tender offer and consent solicitation because they contain important information. Holders of the Existing Notes and investors may obtain a free copy of the Offer to Purchase from the Tender and Information Agent or either of the Dealer Managers specified above.
Italian residents or persons located in the Republic of Italy may not tender Existing Notes and any offers to sell received from such persons shall be ineffective and void. Neither this release nor any other offering material relating to the tender offer and consent solicitation may be distributed or made available in the Republic of Italy.
Forward-looking Statements
Certain statements in this release, including statements regarding the consummation of the tender offer and consent solicitation, the proposed capital reduction and cash distribution, and the availability of the debt financing, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F dated March 7, 2008. We do not intend, and do not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances. References to “$” are to the lawful currency of the United States of America.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Disclaimer
This release has been issued by and is the sole responsibility of the Company. In accordance with normal practice, Credit Suisse and Deutsche Bank express no opinion on the merits of the debt financing or the tender offer, nor do they accept any responsibility for the accuracy or completeness of this release or any other document prepared in connection with the debt financing or the tender offer.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com